Exhibit 12.1

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (1)
(Dollars in millions)
(Unaudited)

Three Months Ended March 31, 2018
Earnings:
Pretax loss from continuing operations	$(2.2)
Add:
Fixed charges	13.4
Earnings adjusted for fixed charges	$11.2

Fixed Charges:
Interest expensed and capitalized	$11.0
Amortization of discount and capitalized expenses related to indebtedness	0.3
Estimate of interest within rental expense (2)	2.1
Total Fixed Charges	$13.4
Ratio of Earnings to Fixed Charges (3)	—

(1) Our statement of computation of ratio of earnings to fixed charges should be read in conjunction with our consolidated financial statements and our notes to consolidated financial statements for matters that affect the comparability of the information presented above.

(2) One-third of rent expense is deemed to be representative of interest.

(3) Our earnings were insufficient to cover fixed charges by $2.2 million for the three months ended March 31, 2018.